SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

United Insurance Holdings Corp.

(Name of Issuer)

Common Stock, $.0001 par value

(Title of Class of Securities)

910710102

(CUSIP Number)

April 3, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of that Act (however, see the Notes).

CUSIP No. 548862101

1	NAMES OF REPORTING PERSONS Leah Anneberg Peed
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,487,837
	7	SOLE DISPOSITIVE POWER 3,487,837
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,487,837
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.2% [1]
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

[1]	Based on 42,682,963 outstanding shares of common stock as of April 3, 2017 based on information provided to the Reporting Person by the Issuer.

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Item 1.

(a)	Name of Issuer:

United Insurance Holdings Corp. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

800 2nd Ave S.

St. Petersburg, FL 33701

Item 2.

(a)	Name of Person Filing:

This filing is being made on behalf of Leah Anneberg Peed.

(b)	Address of Principal Business Office or, if none, Residence

20402 Hwy 249, Ste. 430

Houston, TX 77070

(c)	Citizenship:

Ms. Peed is a citizen of the United States of America.

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number:

910710102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐ An investment adviser in accordance with §240.13d-1(b) (1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b) (1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b) (1)(ii)(G);

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(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)     ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Not Applicable.

Item 4.	Ownership

(a)	Amount beneficially owned:

Ms. Peed beneficially owns 3,487,837 shares of common stock of the Issuer.

(b)	Percent of class:

8.2% *

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

Ms. Peed has sole power to vote or direct the vote of 0 shares.

(ii) Shared power to vote or to direct the vote:

Pursuant to a voting proxy dated August 2016, Ms. Peed granted a proxy to vote her 3,487,837 Shares to R. Daniel Peed.

(iii) Sole power to dispose or to direct the disposition:

Ms. Peed has sole power to dispose or direct the disposition of 3,487,837 shares.

(iv) Shared power to dispose or to direct the disposition:

Ms. Peed has shared power to dispose or to direct the disposition of 0 shares.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

*	Based on 42,682,963 outstanding shares of common stock as of April 3, 2017 based on information provided to the Reporting Person by the Issuer.

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Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not applicable.

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 14, 2017

/s/ Leah Anneberg Peed
Signature

Leah Anneberg Peed
Name

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